2009 — 14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
July 13, 2009

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

This report comprises a copy of the Quarterly Report & Semi-annual Report of the Philips Group for the six months ended June 28, 2009.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 13th day of July 2009.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ E.P. Coutinho
(General Secretary)

Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the paragraphs on “Looking ahead” and “Outlook”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2008 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended June 28, 2009.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2008.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable.
Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When observable market data does not exist, we estimated the fair values using appropriate valuation models. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2008 financial statements. Independent valuations may have been obtained to support management’s determination of fair values.

All amounts in millions of euros unless otherwise stated; data included are unaudited.
Financial reporting is in accordance with IFRS, unless otherwise stated.
This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’

Philips reports second-quarter EBITA of EUR 118 million and sales of EUR 5.2 billion
•	EBITA margin before restructuring charges improves compared with Q1 in all business sectors

•	EUR 148 million restructuring and acquisition-related charges are booked in the quarter

•	Sales decline 19% year-on-year, reflecting continuing weakness in consumer and professional markets

•	Healthcare sales decline year-on-year but increase compared with Q1, supported by modest growth outside the US

•	Strong free cash flow of EUR 251 million reflects ongoing tight asset management
Gerard Kleisterlee,
President and CEO of Royal Philips Electronics:
“In line with earlier guidance, we did not see a material improvement in consumer or professional markets in the past three months. However, while the pressure on our top line persisted, we are reporting a positive net income and improved underlying profitability over the quarter.
During the quarter we started to see the positive impact of our strict cost management on our results, while continuing to focus on making Philips more efficient. I’m especially pleased that our rigorous focus on cash is increasingly paying off, highlighted by the fact that cash inflow from operations in the second quarter more than doubled due to lower working capital requirements. At the same time we continued making strategic investments to strengthen our company for the medium and long term.
We remain cautious about the overall economy and the markets we’re operating in and will not shy away from implementing further cost measures where needed. We do, however, expect our comparative performance to be better in the second half of 2009 than in the first half of the year as our cost-saving programs have an increasing impact on our earnings. On the same basis, there could be some early sequential improvement in comparable sales as well.
We will continue to do everything necessary to come out of this recession as a stronger, more agile company and a leader in our field.’’

Philips Group
Highlights in the quarter
Net income
in millions of euros unless otherwise stated

	Q2	Q2
	2008	2009
Sales	6,463	5,230

EBITA	396	118
as a %of sales	6.1	2.3

EBIT	303	8
as a %of sales	4.7	0.2

Financial income and expenses	516	(3)
Income taxes	(84)	15
Results equity-accounted investees	3	25
Income (loss) from continuing operations	738	45
Discontinued operations	(3)	—
Net income (loss)	735	45

Attribution of net income (loss)
Net income (loss) — stockholders	732	44
Net income — minority interests	3	1

Net income (loss) — stockholders per common share (in euros) — basic	0.72	0.05
Net income

•	Income from continuing operations declined by EUR 693 million, mainly due to EUR 519 million lower financial income compared to Q2 2008.

•	EBITA declined, mainly due to a lower sales level and higher restructuring and acquisition-related charges, partly offset by insurance recoveries and legal settlements.

•	Financial income and expenses included a EUR 48 million gain on the sale of Pace shares. Q2 2008 included a EUR 863 million gain on the sale of TSMC shares and EUR 330 million of impairment losses (NXP and Toppoly). Other financial expenses increased from EUR 30 million to EUR 51 million, as higher gains on the revaluation of TPV bond options were more than offset by lower interest income and higher interest charges.
Sales by sector
in millions of euros unless otherwise stated

	Q2	Q2	% change
	2008	2009	nominal	comparable

Healthcare	1,800	1,872	4	(5)
Consumer Lifestyle	2,720	1,735	(36)	(30)
Lighting	1,806	1,550	(14)	(18)
I&EB	103	42	(59)	(60)
GM&S	34	31	(9)	(2)
Philips Group	6,463	5,230	(19)	(19)
Sales by sector

•	Sales amounted to EUR 5,230 million, a decline of 19%, both nominal and comparable, as a positive currency impact (3%) was offset by portfolio changes.

•	Healthcare sales showed a 5% decline on a comparable basis, as a result of lower sales at Clinical Care Systems, Healthcare Informatics and Imaging Systems.

•	Consumer Lifestyle sales fell by 30% on a comparable basis, caused by strong declines at Television and Audio & Video Multimedia. Comparable sales of the former DAP businesses ranged from zero growth to high single digit declines.

•	Lighting sales declined by 18% on a comparable basis, with double-digit declines visible in all businesses except Consumer Luminaires.

•	I&EB sales decreased by over 60% compared to Q2 2008 due to lower revenue from intellectual property licenses and lower sales at Assembléon.

Sales per market cluster
in millions of euros unless otherwise stated

				% change
	Q2	Q2		compa-
	2008	2009	nominal	rable

Western Europe	2,280	1,775	(22)	(20)
North America	1,941	1,664	(14)	(16)
Other mature markets	326	290	(11)	(17)
Total mature markets	4,547	3,729	(18)	(18)

Emerging markets	1,916	1,501	(22)	(22)
Philips Group	6,463	5,230	(19)	(19)
Sales per market cluster

•	The sales performance in emerging markets reflected the lower sales at Consumer Lifestyle, particularly Television. Lighting sales declined in all main emerging markets except India, albeit at below-average rates. Healthcare sales in emerging markets showed high single-digit growth, with stronger sales in China, India and Eastern Europe.
•	In mature markets, the largest decrease in sales was in Europe, where the decline in Consumer Lifestyle sales overshadowed a mid-single-digit decrease in Healthcare sales, while Lighting saw an above-average decline in sales, particularly in professional markets.
EBITA
in millions of euros

	Q2	Q2
	2008	2009

Healthcare	188	158
Consumer Lifestyle	39	(4)
Lighting	207	(17)
Innovation & Emerging Businesses	(40)	(69)
Group Management & Services	2	50
Philips Group	396	118
EBITA
as a % of sales

	Q2	Q2
	2008	2009

Healthcare	10.4	8.4
Consumer Lifestyle	1.4	(0.2)
Lighting	11.5	(1.1)
Innovation & Emerging Businesses	(38.8)	(164.3)
Group Management & Services	5.9	161.3
Philips Group	6.1	2.3
Restructuring and acquisition-related charges
in millions of euros

	Q2	Q2
	2008	2009

Healthcare	(35)	(24)
Consumer Lifestyle	(70)	(30)
Lighting	(19)	(82)
Innovation & Emerging Businesses	—	(8)
Group Management & Services	(1)	(4)
Philips Group	(125)	(148)
Earnings

•	EBITA decreased from EUR 396 million in Q2 2008 to EUR 118 million, or 2.3% of sales. The decline in profitability was largely attributable to the reduced sales level, with lower EBITA visible in all sectors except GM&S, which benefited from EUR 90 million of incidental earnings, compared with EUR 39 million in 2008. Restructuring and acquisition-related charges totaled EUR 148 million, an increase of EUR 23 million compared to Q2 2008. The initial impact of fixed-cost reduction from restructuring programs as of 2008 to date will be close to EUR 300 million savings in the income statement over the second half of 2009.
•	EBIT amounted to EUR 8 million, compared to EUR 303 million in Q2 2008. The decline was mainly due to lower operational earnings, higher restructuring charges and higher amortization costs.
•	Healthcare EBITA amounted to EUR 158 million, or 8.4% of sales, EUR 30 million lower than in Q2 2008. The decline was mainly attributable to Imaging Systems and Clinical Care Systems. Profitability at both Customer Services and Home Healthcare Solutions remained strong. Restructuring and acquisition-related charges totaled EUR 24 million, compared with EUR 35 million in Q2 2008.
•	Consumer Lifestyle EBITA included EUR 30 million of restructuring charges — mainly for Television — and EUR 18 million of final charges related to the Senseo recall. EBITA excluding these charges was EUR 43 million, or 2.4% of sales. In Q2 2008, EBITA included net charges of EUR 34 million.

EBIT
in millions of euros unless otherwise stated

	Q2	Q2
	2008	2009

Healthcare	133	93
Consumer Lifestyle	35	(9)
Lighting	173	(57)
Innovation & Emerging Businesses	(40)	(69)
Group Management & Services	2	50
Philips Group	303	8
as a % of sales	4.7	0.2
•	Lighting EBITA showed a loss of EUR 17 million, which included restructuring and acquisition-related charges of EUR 82 million, mainly for the Lamps business.
•	I&EB EBITA showed a loss of EUR 69 million, a decline of EUR 29 million compared to Q2 2008, largely due to lower intellectual property income.
•	GM&S EBITA increased by EUR 48 million compared to Q2 2008, due to insurance recoveries of EUR 57 million and legal settlements of EUR 33 million. Q2 2008 included a real estate gain of EUR 39 million.
Financial income and expenses
in millions of euros

	Q2	Q2
	2008	2009

Net interest expenses	(27)	(57)
TSMC sale of securities	863	—
NXP impairment	(299)	—
Toppoly impairment	(31)	—
TPV option fair-value adjustment	5	14
Other	5	40
	516	(3)
Financial income and expenses

•	Net interest expense increased compared to Q2 2008 as a result of the Company’s lower cash balance.
•	Q2 2008 included a EUR 863 million gain on the sale of a further stake in TSMC as well as an impairment charge of EUR 330 million on the carrying value of our shareholdings in NXP and Toppoly.
•	Other financial income and expenses included a EUR 48 million gain on the sale of our 17% stake in Pace.
Results relating to equity-accounted investees
in millions of euros

	Q2	Q2
	2008	2009

TPV value adjustment	—	25
Other	3	—
	3	25
Results relating to equity-accounted investees

•	Following recovery of the TPV share price, the accumulated value adjustment of the shareholding in TPV recognized in December 2008 was partially reversed by EUR 25 million.

Cash balance
in millions of euros

	Q2	Q2
	2008	2009

Cash of continuing operations	4,657	4,000
Cash of discontinued operations	98	—
Beginning balance	4,755	4,000

Free cash flow	(5)	251
Net cash from operating activities	191	446
Net capital expenditures	(196)	(195)
Acquisitions (divestments)	(54)	(55)
Other cash from investing activities	1,222	65
(Repurchase) delivery of shares	(1,116)	6
Changes in debt/other	(1,602)	(44)
Dividend paid	(698)	(634)
Net cash flow discontinued operations	(12)	—
Ending balance	2,490	3,589
Less cash of discontinued operations	94	—
Cash of continuing operations	2,396	3,589
Cash balance

•	The Group cash balance declined by EUR 0.4 billion compared with the end of Q1 2009 to EUR 3.6 billion, as free cash inflow of EUR 251 million and proceeds from the sale of our stake in Pace (EUR 76 million) were more than offset by the dividend payment of EUR 634 million.
•	In Q2 2008 the cash balance declined by EUR 2.3 billion, mainly due to EUR 1.6 billion debt repayment, EUR 1.1 billion of share buy-back and a EUR 698 million dividend payment, partly offset by EUR 1.1 billion proceeds from the sale of TSMC shares.
Cash flows from operating activities

•	Operating activities led to a cash inflow of EUR 446 million, compared to an inflow of EUR 191 million in Q2 2008. The increase of EUR 255 million was largely driven by lower working capital requirements (EUR 431 million higher inflow from improved working capital management in all categories), partly offset by lower cash earnings.
Gross capital expenditures

•	Gross capital expenditures for property, plant and equipment were EUR 38 million lower than in Q2 2008, especially at Lighting and Healthcare, reflecting the impact on investments of our continuing focus on asset management.

Inventories

•	Inventories declined to EUR 3.2 billion at the end of Q2 2009, EUR 117 million lower than in the previous quarter, mainly at Lighting and Consumer Lifestyle. Compared to Q2 2008, inventories decreased by EUR 564 million, led by Consumer Lifestyle and Lighting, partly offset by Healthcare (entirely due to currency translation).
•	As a percentage of sales, inventories increased by 0.2 percentage points to 13.3% at the end of Q2 2009, with an improvement at Lighting being more than offset by increases at Consumer Lifestyle and Healthcare. The ratio was 0.6 percentage points lower than in Q2 2008 thanks to tighter inventory management in all three main business sectors.
Net debt and group equity

•	At the end of Q2 2009, Philips reported a net debt position of EUR 0.8 billion, compared to EUR 1.5 billion at the end of Q2 2008. During the quarter, the net debt position increased by EUR 305 million, mainly due to the EUR 634 million dividend payment, partly offset by improved free cash flow and by a positive currency translation impact on our USD-denominated bonds.
•	Group equity declined by EUR 1.8 billion in the quarter, mainly as a result of a EUR 1.7 billion updated valuation of prepaid pension assets and accrued pension liabilities (not impacting cash).
Employees

•	While the overall headcount remained broadly stable during the quarter, permanent headcount fell by more than 2,300, offset by an equal increase in temporary labor, due to seasonality at Consumer Lifestyle and Lighting.
•	Excluding discontinued operations, the number of employees decreased by 11,861 compared to Q2 2008, mainly as a result of structural headcount reductions.

Healthcare
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2008	2009

Sales	1,800	1,872
Sales growth
% nominal	11	4
% comparable	3	(5)

EBITA	188	158
as a %of sales	10.4	8.4

EBIT	133	93
as a %of sales	7.4	5.0

Net operating capital (NOC)	8,290	8,738

Number of employees (FTEs)	35,087	35,094
Business highlights

•	Philips acquired Traxtal, a medical technology innovator in image-guided procedures, to strengthen its position as a leading provider of minimally invasive therapy solutions.

•	Philips introduced a major advancement for cardiac ultrasound imaging of newborn babies and infants with the launch of the micro TEE, the world’s smallest transesophageal echocardiography (TEE) transducer.

•	Philips expanded its portfolio with three new ventilator solutions designed to support breathing in the intensive care, sub-acute and home care settings.

•	Philips secured a multi-million euro, multi-modality and service deal with Kyushu University Hospital. The hospital, Japan’s leading radiology and molecular imaging center, is now equipped with Philips imaging, patient monitoring and cardiac care systems.
Financial performance

•	Currency-comparable equipment order intake declined 9% year-on-year. A decrease in North American orders, broadly in line with that of Q1 2009, was partly offset by solid growth in other, particularly emerging, markets. Along the business axis, declines were mainly seen at Imaging Systems and Clinical Care Systems.
•	Comparable sales declined 5% year-on-year, with softness in mature markets, particularly North America, being partly offset by growth in emerging markets. Growth at Customer Services was more than offset by lower sales at Clinical Care Systems, Healthcare Informatics (mainly Patient Monitoring) and Imaging Systems. Sales at Home Healthcare Solutions showed a minor decline.
•	EBITA declined EUR 30 million compared to Q2 2008, mainly due to lower volume, price and currency effects, partly offset by cost savings. Year-on-year declines were seen at Imaging Systems, Clinical Care Systems and Healthcare Informatics, while profitability within Customer Services and Home Healthcare Solutions remained strong.
•	EBITA included restructuring and acquisition-related charges of EUR 24 million. Excluding these charges, the EBITA margin of 9.7% has improved compared to an equivalent EBITA profitability of 5.2% in Q1 2009.
•	Net operating capital increased by EUR 448 million compared to Q2 2008, mainly due to US dollar currency effects.

Looking ahead

•	Illustrating the success of our Brilliance iCT 256 slice CT, Philips expects to mark its 100th global installation in Q3.
•	The sector will continue to improve its cost base and strengthen its customer focus. In connection with this we expect acquisition-related and restructuring charges to amount to approximately EUR 50 million in Q3.

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2008	2009

Sales	2,720	1,735
of which Television	1,292	587

Sales growth
% nominal	(0)	(36)
% comparable	7	(30)
Sales growth excl. Television
% nominal	(7)	(20)
% comparable	2	(19)

EBITA	39	(4)
of which Television	(117)	(99)
as a %of sales	1.4	(0.2)

EBIT	35	(9)
of which Television	(117)	(99)
as a %of sales	1.3	(0.5)

Net operating capital (NOC)	1,658	903
of which Television	56	(338)

Number of employees (FTEs)	21,480	17,018
of which Television	6,856	4,955
Business highlights

•	Philips and TPV Technology concluded a brand licensing agreement for Philips’ PC monitors business, effective June 1, 2009.
•	The Philips Online Store for consumer products was launched in France and Sweden, bringing the total number of online stores to six.
•	Philips announced that the vast majority of its TVs in Europe are now certified with an EU-issued label recognizing eco-friendly products.
•	The digital advertising campaign for Cinema 21:9, the world’s first cinema-proportioned LCD TV, won prestigious Silver Cyber Lion and Grand Prix awards at the Cannes Lions International Advertising festival.
Financial performance

•	Despite a drop in sales value of almost EUR 1 billion, the sector’s flexible business model, stringent cost management and ongoing rightsizing initiatives have resulted in a comparatively modest year-on-year EBITA decline of EUR 43 million. Health & Wellness, Domestic Appliances and Shaving & Beauty again proved to be comparatively resilient with a combined sales decline of 6%.
•	EBITA included EUR 30 million of restructuring and acquisition-related charges and EUR 17 million of product recall charges. Excluding these charges, the EBITA margin of 2.5% has improved compared to the -0.2% equivalent EBITA margin in Q1 2009.
•	In Q2 2008 the sector reported EBITA of EUR 39 million, which included restructuring charges of EUR 70 million and a EUR 36 million gain on the sale of the Set-Top Box business.
•	Net operating capital declined by EUR 755 million due to both lower sales as well as structural improvements in all elements of working capital management.
Looking ahead

•	Philips reached an agreement to acquire Saeco International Group S.p.A., a leading espresso machine maker controlled by PAI partners. Closing of this acquisition requires certain regulatory approvals and is expected in Q3.
•	Philips will further expand its leadership in Oral Healthcare through the launch of Sonicare for Kids in Q3.
•	In connection with its plans to further improve the profitability of the Television business, the sector expects restructuring charges of approximately EUR 40 million in Q3.

Lighting
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2008	2009

Sales	1,806	1,550
Sales growth
% nominal	19	(14)
% comparable	7	(18)

EBITA	207	(17)
as a %of sales	11.5	(1.1)

EBIT	173	(57)
as a %of sales	9.6	(3.7)

Net operating capital (NOC)	6,319	5,676

Number of employees (FTEs)	59,969	51,627
Business highlights

•	Philips added two major companies to its LED-based Luminaires licensing program: Zumtobel for both luminaires and components, and American DJ for luminaires only. Both licenses are expected to help accelerate the growth of the LED lighting market.
•	As part of its growth strategy for the Consumer Luminaires business in Asia, Philips opened 30 exclusively branded stores in China and India, and aims to open 60 more in 2009. Early results from this channel are exceeding forecasts.
•	Philips entered into two major deals with The Home Depot: supplying a greatly expanded line of branded CFLi products and partnering on the launch of a range of very energy- efficient LED-based replacement products.
Financial performance

•	Comparable sales declined by 18% compared to Q2 2008, just ahead of the 19% decline in Q1 2009, with a broadly similar sales performance in the main geographic regions. The comparable sales decline at all business was less pronounced than in Q1, except at Professional Luminaires, which saw a further weakening of the construction market, particularly in North America.
•	The decline in EBITA was due to lower sales, an adverse shift in the portfolio mix, and production cuts to manage inventory.
•	EBITA included restructuring and acquisition-related charges of EUR 82 million. Excluding these charges, the EBITA margin of 4.2% has improved compared to the 1.8% equivalent EBITA margin in Q1 2009.
•	Compared to Q2 2008, net operating capital decreased due to currency effects and lower working capital.
Looking ahead

•	In Q3 the sector will continue to implement measures to reduce its fixed cost base. Restructuring and acquisition-related charges of up to EUR 50 million are expected.
•	In the second half of 2009, the sector will start to benefit from a number of government stimulus programs: Philips will deliver an initial EUR 20 million worth of energy-saving lighting products to China as part of the green lighting purchase program subsidized by the Chinese government.

Innovation & Emerging Businesses
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2008	2009

Sales	103	42
Sales growth
% nominal	(6)	(59)
% comparable	8	(60)

EBITA Technologies / Incubators	(35)	(56)
EBITA others	(5)	(13)

EBITA	(40)	(69)

EBIT	(40)	(69)

Net operating capital (NOC)	217	167

Number of employees (FTEs)	5,534	5,358
Business highlights

•	The prestigious Red Dot design organization has given the Philips Kitten Scanner and the SpeedXL2 Shaver the coveted ‘best of the best’ product design award 2009. An additional six products received a distinction for high design quality.
•	Philips entered into a patent license with Havells Sylvania, giving them access to Philips’ CosmoPolis technology for highly effective white-light street illumination.
Financial performance

•	Sales fell by EUR 61 million compared to Q2 2008, due to lower intellectual property (IP) revenues and Assembléon.
•	EBITA included EUR 8 million restructuring charges. Excluding this impact, losses were EUR 20 million higher year-over-year, largely due to a reduction in IP income.
Looking ahead

•	In the second half of 2009, corporate spending on Research is expected to total EUR 55 million on a run-rate basis, with higher spending anticipated in Q3.
•	As our Incubator activities are now maturing and increasingly aligned with the growth plans of our individual sectors, all activities of the Incubators, as of Q3 2009, will be charged to Research & Development cost of the business sectors. In conjunction with this, as of the same date, the activities of Group Management & Services and the remaining Innovation & Emerging Businesses will be reported under one reporting unit: Group Management & Services.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2008	2009

Sales	34	31
Sales growth
% nominal	(29)	(9)
% comparable	(27)	(2)

EBITA Corporate & Regional Costs	(38)	(20)
EBITA Brand Campaign	(14)	(10)
EBITA Service Units, Pensions and Other	54	80

EBITA	2	50

EBIT	2	50

Net operating capital (NOC)	1,006	(3,680)

Number of employees (FTEs )	5,814	6,926
Business highlights

•	For the third year in a row, Philips was nominated as one of the ‘99 most Ethical Companies in the World’ by Ethisphere Magazine. Philips made the shortlist out of a record number of submissions from over 100 countries, spread across 35 industries.

•	Philips was again included in the 8th Annual SB20 ‘The World’s Top Sustainable Stocks List’ consisting of 20 public companies that are leading the way to a sustainable economy.

•	Philips donated Advanced Heart Monitoring Equipment to the UK-based charity Cardiac Risk in the Young (CRY), which aims to reduce sudden cardiac deaths among young people. Philips also agreed to sponsor the American Heart Association’s Start! Heart Walks in several cities across the US this year.

•	The online version of the Philips Annual Report 2008 has been labeled as the best in the World, best in Europe and best in the category Industrials by IR Global Rankings, an independent organization which compares and ranks investor relations websites.
Financial performance

•	Corporate & Regional overhead costs were EUR 18 million lower than in Q2 2008 as a result of the improved corporate cost structure.

•	EBITA at Other businesses was favorably impacted by EUR 57 million insurance recoveries and a EUR 33 million legal settlement, whereas Q2 2008 earnings included a EUR 39 million gain on a real estate transaction.

•	The significant decline in net operating capital was mainly due to adjustments on pension assets and liabilities.

•	The 1,112 increase in headcount was due to a reallocation of IT resources and finance operations to centralized service units.
Looking ahead

•	Brand campaign expenditures are expected to total EUR 25 million for the remainder of the year, with spending skewed towards Q3.

•	We will further improve the effectiveness and lower the costs of the extended GM&S organization; restructuring charges of around EUR 55 million are anticipated for the second half of the year.

Outlook
Outlook

Despite some markets showing signs that the decline in demand is bottoming out, we remain cautious about our sales level for the rest of 2009.
Consequently, we will continue to bring costs and capacity in line with current demand levels. Already-announced initiatives are progressing as planned and are expected to have an even more visible impact in the second half of the year. As a result, we expect our comparative performance in the remainder of the year to be better than in the first half. We will also continue to progress the strategic agenda in all three of our main businesses.
We remain confident that Philips will come out of the current economic downturn as a simpler, leaner, more flexible company, even better placed to lead in the Health & Well-being domain.
Amsterdam, July 13, 2009
Board of Management

Semi-annual financial report
Introduction
This report contains the semi-annual financial report of Koninklijke Philips Electronics N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Philips Group) are described in Note 3.
The semi-annual financial report for the six months ended June 28, 2009 consists of the condensed consolidated semi-annual financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual financial report is unaudited.
The condensed consolidated semi-annual financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated IFRS financial statements for the year ended December 31, 2008.
The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual financial statements, which have been prepared in accordance with the applicable financial reporting standards for interim financial reporting, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and the semi-annual management report gives a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).
Amsterdam, July 13, 2009
Board of Management

Gerard Kleisterlee	Pierre-Jean Sivignon
Gottfried Dutiné	Andrea Ragnetti
Rudy Provoost	Steve Rusckowski

Management report
The 1st six months of 2009
•	The first half of 2009 was impacted by the most severe global economic downturn in recent years. The sharp reduction in consumer demand and tightening of credit markets led to an 18% comparable sales decline, with declines visible in all sectors and all global markets.

•	Continuing to accelerate of cost optimization plans, Philips incurred EUR 160 million of restructuring charges, mainly at Lighting and Consumer Lifestyle, compared to EUR 87 million in the first half of 2008.

•	As part of Philips’ long-term strategy to transform into a highly profitable and strongly growing health and well-being company, Philips acquired Traxtal and Meditronics within Healthcare. Philips acquired three companies within Lighting: Dynalite, Ilti Luce and Selecon. Within Consumer Lifestyle, Philips announced an agreement to acquire Saeco International Group S.p.A. In addition, Consumer Lifestyle and TPV Technology concluded a brand licensing agreement for Philips’ PC monitors and Public Signage business.
Net income
in millions of euros unless otherwise stated

	January-June
	2008	2009

Sales	12,428	10,305

EBITA	661	44
as a % of sales	5.3	0.4

EBIT	490	(178)
as a % of sales	3.9	(1.7)

Financial income and expenses	635	(44)
Income tax expense	(142)	186
Results equity-accounted investees	62	24
Income (loss) from continuing operations	1,045	(12)
Discontinued operations	(16)	—
Net income (loss)	1,029	(12)

Attribution of net income (loss)
Net income (loss) — stockholders	1,026	(15)
Net income — minority interests	3	3

Net income (loss) — stockholders	1.00	(0.02)
Per common share (in euros) — basic	1.00	(0.02)
Performance of the Group

•	Group sales were some EUR 2.1 billion below the level of the first half of 2008, mainly due to significant sales reductions at Consumer Lifestyle and Lighting. Adjusted for currency impacts and portfolio changes, sales were 18% below last year’s level.

•	Group EBITA declined EUR 617 million, largely driven by the lower sales in the three operating sectors and higher restructuring charges than in the first half of 2008.

•	Net income was EUR 1 billion lower than in the first half of 2008, impacted by lower net gains on the sale of stakes and lower earnings.

•	Cash flow from operating activities was EUR 463 million better than in the first half of 2008 thanks to higher cash inflows from inventories, accounts receivables and accounts payables, which more than offset the lower cash earnings.
Philips sectors

Healthcare

•	Order intake at Healthcare declined 13% compared to the first half of 2008, largely impacted by the continued economic downturn in North America, notably for Imaging Systems.

•	Sales at Healthcare grew 10% in nominal terms. Excluding currency effects and portfolio changes, comparable sales at Healthcare showed a 3% decrease year-on-year, with declines across most businesses partially offset by solid growth at Customer Services and Home Healthcare Solutions; sales continued to grow in emerging markets.

•	EBITA amounted to EUR 233 million or 6.4% of sales, EUR 86 million below the level of the first half of 2008. This was due to lower volume, pricing pressure and less favorable currency effects. EBITA included restructuring and acquisition-related charges of EUR 40 million in the first half of 2009, compared to EUR 54 million in the first half of 2008.

Sales by sector
in millions of euros unless otherwise stated

			% change
	January-June			compa-
	2008	2009	nominal	rable

Healthcare	3,274	3,613	10	(3)
Consumer Lifestyle	5,322	3,491	(34)	(28)
Lighting	3,577	3,054	(15)	(19)
I&EB	182	83	(54)	(55)
GM&S	73	64	(12)	(8)
Philips Group	12,428	10,305	(17)	(18)
EBITA
in millions of euros

	January-June
	2008	2009

Healthcare	319	233
Consumer Lifestyle	108	(50)
Lighting	412	(10)
Innovation & Emerging Businesses	(107)	(132)
Group Management & Services	(71)	3
Philips Group	661	44
EBITA
as a %of sales

	January-June
	2008	2009

Healthcare	9.7	6.4
Consumer Lifestyle	2.0	(1.4)
Lighting	11.5	(0.3)
Innovation & Emerging Businesses	(58.8)	(159.0)
Group Management & Services	(97.3)	4.7
Philips Group	5.3	0.4
Consumer Lifestyle

•	Sales amounted to EUR 3,491 million; a nominal decline of 34% compared to the first half of 2008 due to lower sales in all businesses except Health & Wellness, which posted modest growth.

•	Adjusted for currency impacts and the divestments of Television in North America, Set-Top Boxes and PC monitors, sales declined 28% due to a significant reduction in consumer demand across all global markets.

•	EBITA declined EUR 158 million, impacted by lower sales, particularly at Television, and EUR 47 million of product recall charges.

Lighting

•	Further economic deterioration in the first half of 2009 led to a sales decline of EUR 524 million. Excluding exchange rate impacts and portfolio changes, sales decreased by 19%, with declines visible in all businesses.

•	EBITA fell by EUR 422 million to a loss of EUR 10 million, with declines in all businesses, particularly Lamps and Professional Luminaires. EBITA included EUR 94 million of restructuring charges targeted at further reducing the fixed cost base. The first half of 2008 included EUR 19 million of restructuring charges.

Innovation & Emerging Businesses

•	Sales declined 55% year-on-year on a comparable basis; this was mainly attributable to lower intellectual property settlement income and lower sales at Assembléon.

•	EBITA was EUR 25 million lower than in the first half of 2008; this year’s figure included EUR 8 million of restructuring charges, while last year included EUR 13 million losses on the sale of HTP Optics.

Group Management & Services

•	EBITA improved by EUR 74 million compared to the first half of 2008 due to lower Corporate overhead costs, EUR 57 million insurance recoveries and gains from legal settlements. Corporate overhead cost went down by EUR 18 million. Last year’s earnings were supported by a EUR 39 million gain on a real estate deal.
Risks and uncertainties

In our Annual Report 2008 we have extensively described certain risk categories and risk factors which could have a material adverse effect on our financial position and results. Those risk categories and risk factors are deemed incorporated and repeated in this report by reference.

For the remainder of 2009, we see in particular the following principal risks and uncertainties:

•	The risk of a further deterioration of our markets, in particular in our activities that cater to the consumer markets, the construction and automotive industries and the healthcare market, with potential impact on the valuation of intangibles and goodwill.

•	The risk of a further tightening of credit in the financial markets, making it more difficult for our customers as well as suppliers to obtain financing, resulting in either lower sales of Philips products or a restricted ability to provide goods and services to Philips.

Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives, revenues, income, assets, liquidity or capital resources.

Notes overview

31	Significant accounting policies

31	Estimates

31	Segment information

32	Seasonality

32	Acquisitions and divestments

32	Other non-current financial assets

33	Income taxes

33	Property, plant and equipment

33	Goodwill

33	Intangible assets

34	Stockholders’ equity (number of shares, dividends)

34	Long-term debt

34	Share-based compensation

34	Restructuring

34	Contingent liabilities

35	Related-party transactions

36	Provisions

36	Pensions

36	Inventories

36	Equity-accounted investees

36	Subsequent events

Notes to the unaudited semi-annual consolidated financial statements
The semi-annual financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union. The significant accounting policies applied in these semi-annual financial statements are consistent with those applied in the Company’s consolidated IFRS financial statements for the year ended December 31, 2008, except as described in Note 1.

Significant accounting policies
The significant accounting policies applied in these semi-annual financial statements are consistent with those applied in the Company’s consolidated IFRS financial statements for the year ended December 31, 2008, except for the adoption of the following new standards, amendments to standards and interpretations, which have been adopted as relevant to the Company for the first time:
Amendments to IAS 1 ‘Presentation of Financial Statements’
The amendments to IAS 1 mainly concern the presentation of changes in equity, in which changes as a result of the transaction with shareholders should be presented separately and for which a different format of the overview of the changes in equity can be selected. Furthermore, where restatements have occurred, an opening balance sheet of the corresponding period is presented. Philips has chosen to present all non-owner changes in equity in two statements (a separate income statement and a statement of comprehensive income). This Standard is applicable to the Company as of January 1, 2009.
Amendments to IFRS 7 ‘Improving Disclosures about Financial Instruments’
The amendments to IFRS 7 include:
•	enhancing disclosures about fair value measurements relating to financial instruments, specifically in relation to disclosures about the inputs used in valuation techniques and the uncertainty associated with such valuations; and
•	improving disclosures about liquidity risk including quantitative disclosures based on how liquidity risk is managed and strengthening the relationship between quantitative and qualitative liquidity risk disclosures.
The amendments establish a three-level input hierarchy for making fair value measurements:
•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 — Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The amendments are applicable to Philips as of January 1, 2009 and only impact the disclosure of fair value.
IFRIC Interpretation 13 ‘Customer Loyalty Programmes’
IFRIC 13 addresses recognition and measurement of the obligation to provide free or discounted goods or services in the future. This interpretation is applicable to the Company from January 1, 2009 but did not have a material impact on the Company as this interpretation is consistent with the existing policies of the Company.
Other Standards & Interpretations effective from January 1, 2009 did not have a material impact on the company.

Estimates
The preparation of the semi-annual financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
In preparing these condensed consolidated semi-annual financial statements, the significant estimates and judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to consolidated financial statements as at and for the year ended December 31, 2008 except for the following:
Pensions
Pension liabilities are estimated, based on actuarial assumptions established to anticipate future events. Actuarial assumptions for material plans (e.g. discount rate and expected long-term inflation) were based on the opening assumptions but adjusted for significant market fluctuations since the previous year 2008.
Impairment of goodwill and intangible assets
The Company performs its annual impairment test in the second quarter of each year. The test consists of an evaluation of goodwill, intangible assets with indefinite useful life and intangible assets that are not yet available for use. The determination of whether these assets are recoverable is based on management’s estimate of future cash flows directly attributable to these assets or the smallest cash-generating unit to which they belong. Cash flows are discounted based on the weighted average cost of capital that is determined for each of the cash-generating units. For further details, please refer to note 9.

Segment information
Philips’ activities are organized on a sector basis, with each operating sector — Healthcare, Lighting and Consumer Lifestyle —being responsible for the management of its business worldwide.
The following sectors are included in the tables: Healthcare, Consumer Lifestyle, Lighting, Innovation & Emerging Businesses (I&EB) and Group Management & Services (GM&S). A short description of these sectors is as follows:
•	Healthcare: Consists of the following businesses — Imaging Systems, Clinical Care Systems, Home Healthcare Solutions, Healthcare Informatics and Patient Monitoring, and Customer Services.
•	Consumer Lifestyle: Consists of the following businesses — Television, Shaving & Beauty, Audio & Video Multimedia, Domestic Appliances, Peripherals & Accessories, Health & Wellness, and Licenses.

•	Television: contained within the Consumer Lifestyle sector, Television results are reported separately due to the large impact the results have on Consumer Lifestyle and the Philips Group.

•	Lighting: Consists of the following businesses — Lamps, Professional Luminaires, Consumer Luminaires, Lighting Electronics, Automotive, Special Lighting Applications, and Lumileds.

•	I&EB: Consists of various activities and businesses which mainly support, but are not allocated to, a specific sector. This includes Corporate Technologies (such as Research, Intellectual Property & Standards, Molecular Healthcare, the Healthcare, Lifestyle and Lighting & Cleantech Incubators as well as Applied Technologies), Corporate Investments, New Venture Integration, and Design.

•	GM&S: Consists of the corporate center, as well as the overhead expenses of regional and country organizations. Also included are the costs of Philips’ global brand campaign, as well as pension and other postretirement benefit costs not directly allocated to the other sectors.
Reportable segments for the purposes of the segmental disclosures required by IAS 34 Interim Financial Statements are: Healthcare, Consumer Lifestyle, Lighting and Television.
Significant segment information can be found on page 24 and 25 for sector results and page 27 and 28 for a reconciliation of non-GAAP performance measures.

Seasonality
The Group’s sales are impacted by seasonal fluctuations, particularly driven by Consumer Lifestyle and Healthcare, typically resulting in higher revenues and earnings in the second half-year results. At Consumer Lifestyle, sales and earnings are usually much higher in the second half-year, largely due to higher consumer spending in the second half-year driven by the holiday season. At Healthcare, sales are higher in the second half-year largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year.
For the 12 months ended June 28, 2009, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 7,987 million, EUR 9,057 million and EUR 6,838 million respectively (12 months ended June 29, 2008: EUR 6,856 million, EUR 12,931 million and EUR 6,852 million respectively) and reported income from operations of EUR 521 million, a loss of EUR 33 million and a loss of EUR 411 million respectively (12 months ended June 29, 2008: EUR 729 million, EUR 770 million and EUR 706 million respectively).

Acquisitions and divestments
During the first six months of 2009, Philips entered into a number of acquisitions and completed several divestments. These acquisitions and divestments, both individually and in the aggregate, were deemed immaterial in respect of IFRS disclosure requirements.
The acquisitions, which involve an aggregated purchase price of EUR 99 million, have been accounted for using the purchase method of accounting.

Other non-current financial assets
The changes during 2009 are as follows:
Other non-current financial assets
in millions of euros

total

Balance as of Dec 31, 2008	1,331

Changes:
Reclassifications	27
Acquisitions / Additions	7
Sales / redemptions / reductions	(719)
Value adjustments / impairments	168
Translation and exchange differences	8

Balance as of June 28, 2009	822
During the first six months of 2009, Philips reduced its shareholding portfolio of available-for-sale securities by selling its entire interest in LG Display and Pace Micro Technology (Pace).
On March 11, 2009, Philips sold 47,225,000 shares of common stock in LG Display to financial institutions in a capital markets transaction. This transaction represented 13.2% of LG Display’s issued share capital. The transaction resulted in a gain of EUR 69 million, reported under Financial income and expenses.
On April 17, 2009, Philips sold 50,701,049 shares of common stock in Pace Micro Technology (Pace) to financial institutions in a capital markets transaction. This transaction represented 17% of Pace’s issued share capital. The transaction resulted in a gain of EUR 48 million, reported under Financial income and expenses.
The major cost-method investment as of December 31, 2008 relates to NXP, for an amount of EUR 255 million. The Company holds 19.8% of the common shares in NXP.
Triggered by the deteriorating economic environment of the semiconductor industry in general and the weakening financial performance of NXP specifically, Philips performed impairment reviews on the carrying value of the investment in NXP during the first six months of 2009. During that period, impairment charges were recognized in the amount of EUR 48 million, which is presented in Financial income and expenses.

The impairment was calculated consistent with the methodology outlined in our Annual Report 2008. The inputs to the calculation are based on Level 3 of the fair value hierarchy under IFRS 7.
In accordance with IAS 39, Financial Instruments: Recognition and Measurement, paragraph 66, if there is objective evidence that an impairment loss has been incurred for an unquoted equity investment carried at cost, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of the estimated discounted future cash flows.
Taking into account certain market considerations and the range of estimates of fair value, management determined that the best estimate of fair value for the NXP investment was EUR 207 million at June 28, 2009. However, as noted above, the fair value used for impairment purposes represents an estimate; actual fair value of this interest could materially differ from that estimate.

Income taxes
The lower income tax expense was mainly due to EUR 95 million of net tax benefits, including the recognition of a deferred tax asset for Lumileds and a number of tax settlements, partly offset by additional liabilities for uncertain tax positions.
The changes in deferred tax assets and deferred tax liabilities are mainly related to the pension valuation.

Property, plant and equipment
Acquisitions and disposals
During the first six months ended June 28, 2009 there were no significant movements in property, plant and equipment. The additions of EUR 252 million (six months ended June 29, 2008: EUR 692 million) was more than offset by depreciation charges of EUR 324 million (six months ended June 29, 2008: EUR 277 million).

Goodwill
Goodwill
in millions of euros

total

Book value as of December 31, 2008	7,280

Changes in book value:
Acquisitions	64
Impairments	—
Translation differences	105

Book value as of June 28, 2009	7,449
Respironics, Professional Luminaires and Lumileds (which was impaired in 2008) remain most sensitive to fluctuations in the key assumptions used in the impairment tests as set out below.
The key assumptions used in the annual impairment test performed in Q2 were growth of sales and gross margin, together with the rates used for discounting the forecast cash flows. Sales and gross margin growth are based on management’s internal forecasts that cover an initial period of no more than five years and then are extrapolated with stable or declining growth rates, after which a terminal value is calculated, for which growth rates are capped. The pre-tax discount rates are determined for each cash-generating unit (typically one level below sector level) and in the annual test ranged from 8.9% to 14.5% (2008: 9.4% to 15.6%). The cash-generating units to which a significant part of goodwill is allocated are Respironics, Professional Luminaires, and Imaging Systems, for which the pre-tax discount rates were 11.1%, 12.7%, and 9.7% (2008: 12.2%, 14.0% and 10.5%) respectively. The growth rate cap applied to the terminal value was 2.7% (2008: 2.7%).
The sensitivity analysis undertaken provided the following results: The fair value of Respironics is 4% above its carrying value, but an increase of 20 basis points in the discount rate or a reduction of 6% in the terminal value of the cash-generating unit would cause its value to fall to the level of its carrying value.
The fair value of Professional Luminaires is 16% above its carrying value, but an increase of 80 basis points in the discount rate or a reduction of 20% in the terminal value of the cash-generating unit would cause its value to fall to the level of its carrying value. The fair value of Lumileds is 3% above its carrying value, but an increase of 10 basis points in the discount rate or a reduction of 4% in the terminal value of the cash-generating unit would cause its value to fall to the level of its carrying value.

Intangible assets
Intangible assets
in millions of euros

total

Book value as of December 31, 2008	4,477

Changes in book value:
Additions	131
Acquisitions	20
Amortization/deductions	(348)
Impairment losses	(5)
Translation differences	76
Other	7
Total changes	(119)

Book value as of June 28, 2009	4,358

Stockholders’ equity
In 2009 EUR 0.70 per common share was distributed from retained earnings to the shareholders.
During the first six months of 2009 a total of 3,058,945 treasury shares were delivered as a result of stock option exercises, restricted share deliveries and other employee-related share plans. No treasury shares were acquired in this period. On June 28, 2009 the total number of treasury shares amounted to 46,370,968, which were purchased at an average price of EUR 26.24 per share.
The major change in the retained earnings relates to pensions, as described in Note 18.

Long-term debt
At June 28, 2009 total long-term debt was EUR 3,745 million, which included a EUR 250 million floating-rate bilateral loan drawn during January 2009. Total remaining long-term debt mainly consisted of outstanding public bonds for an amount of EUR 3,319 million, previously issued mostly in USD or EUR. The weighted average interest rate of the total EUR and USD bonds was 5.83% at June 28, 2009.

Share-based compensation
Share-based compensation expense amounted to EUR 35 million and EUR 35 million in the first six months of 2009 and 2008 respectively.
During the first six months of 2009 the Company granted 5,643,801 stock option rights on its common shares and 1,485,461 rights to receive common shares in the future (restricted share rights).
A total of 1,924,143 restricted shares were issued to employees, and 44,424 USD-denominated options were exercised at a weighted average exercise price of USD 18.11.
For approximately 3 million unvested performance options the current expectation is that the target will not be met and therefore the charges related to these grants have been reversed in 2009. Under the employee stock purchase plans 1,217,264 shares have been purchased at an average price of EUR 12.85.
For further information on the characteristics of these plans, see the Annual Report 2008, note 33.

Restructuring
In the first six months of 2009, a total charge of EUR 160 million was recorded as a result of restructuring projects, including related asset impairments and inventory write-downs.
The total restructuring program charges in the first six months of 2009 and 2008 are presented by sector as follows:
Restructuring costs
in millions of euros

	January to June
	2008	2009

Healthcare	—	10
Consumer Lifestyle	19	43
Lighting	65	94
I&EB	—	8
GM&S	3	5
Total	87	160
Most of the projects initiated in 2009 were in Lighting and in Consumer Lifestyle. The most significant new projects in Lighting were at Turnhout (Belgium), Roosendaal and Maarheeze (Netherlands). In Consumer Lifestyle the most significant newly initiated project was the move of the Flat TV product introduction center from Bruges (Belgium) to Szekesfehervar (Hungary).

Contingent liabilities
Guarantees
Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At June 28, 2009, the total fair value of guarantees recognized on the balance sheet was EUR 13 million (end of 2008: EUR 10 million). Remaining off-balance-sheet business and credit-related guarantees provided to third parties and equity-accounted investees decreased by EUR 79 million during 2009 to EUR 406 million.
Environmental remediation
The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of various sites. The Company accrues for losses associated with environmental obligations when such losses are probable and reliably estimable.
Legal proceedings
The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period. For certain legal proceedings information required under IAS 37 is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the legal proceeding.
For information regarding legal proceedings in which the Company is involved, please refer to our Annual Report 2008. Significant developments regarding legal proceedings that have occurred since the publication of our Annual Report 2008 are described below.
Asbestos
On May 28, 2009, the U.S. Bankruptcy Court for the Southern District of New York, issued an order confirming a Prepackaged Plan of Reorganization (the Plan) of the Company’s U.S. subsidiary, TH Agriculture & Nutrition L.L.C. (THAN). THAN had commenced the bankruptcy proceeding on November 24, 2008, with the objective to resolve its pending and future asbestos claims. For the Plan to become effective, the U.S. District Court for the Southern District of New York must affirm the Bankruptcy Court’s confirmation of the Plan, which will include resolving an opposition that has been filed in respect of the bankruptcy court’s confirmation order. Once effective, the Plan provides for an injunction that will channel all pending and future THAN-related asbestos claims to an asbestos personal injury trust that will assume, liquidate and satisfy all such asbestos liabilities. The trust will be funded with a contribution of USD 900 million (EUR 644 million) by THAN and Philips Electronics North America Corporation (PENAC). Depending on the timing and outcome of the affirmation and appeal process in the U.S. District Court, funding of the asbestos personal injury trust may occur in the second half of 2009.
During the first half of 2009:
•	Costs of EUR 8 million were incurred with respect to litigation, claims administration, insurance recoveries, and bankruptcy-related matters (EUR 24 million was incurred in the full year 2008 and EUR 27 million in 2007).

•	Settlement agreements were reached with certain insurance carriers resolving disputes relating to amounts payable to PENAC and THAN in relation to THAN’s asbestos liabilities, resulting in the recognition of EUR 61 million in recoveries. (EUR 89 million was recognized in the full year 2008 and EUR 16 million in 2007).

•	Insurers paid out EUR 4 million for asbestos-related defense and indemnity costs. (EUR 119 million was paid in the full year 2008 and EUR 27 million in 2007).
As of June 28, 2009, EUR 123 million was jointly held by PENAC and THAN in an insurance settlement proceeds trust for future contribution to the asbestos personal injury trust. Additionally, at June 28, 2009, the recorded receivable from insurance carriers, with which settlement agreements have been reached, amounted to EUR 93 million (EUR 34 million at December 31, 2008).
CRT Investigations
As previously reported, certain Philips group companies were named as defendants in over 50 class-action antitrust complaints filed in various federal district courts in the United States. These actions allege anticompetitive conduct by manufacturers of CRTs and seek treble damages on behalf of direct and indirect purchasers of CRTs and products incorporating CRTs. These complaints assert claims under federal antitrust law, as well as various state antitrust and unfair competition laws and may involve joint and several liability among the named defendants. These actions have been consolidated by the Judicial Panel for Multidistrict Litigation for pre-trial proceedings in the United States District Court for the Northern District of California.
Consolidated amended complaints were filed by the direct and indirect purchasers on March 16, 2009. On May 19, 2009, motions to dismiss were filed on behalf of all Philips entities in response to both the direct and indirect purchaser actions in the federal class actions pending in the Northern District of California. The motions seek to dismiss all claims against all Philips defendants on various grounds. A separate motion to dismiss was filed on behalf of nearly all defendants seeking to eliminate or limit certain of the claims of the direct and indirect purchasers. There is no definitive schedule for resolution of the motions to dismiss by the court. Discovery on personal jurisdiction and most merits-related issues is likely to be delayed until the resolution of the motions to dismiss. Philips intends to vigorously defend these lawsuits.
LG Display
On May 28, 2009, the Company received a Statement of Objections from the European Commission. In this document the European Commission alleges that the Company is jointly and severally liable for anticompetitive conduct by LG Display (formerly LG.Philips LCD Co. Ltd.) for the period in which the Company, according to the European Commission, exercised joint control. The Company intends to vigorously oppose this allegation.
The Company sold its remaining shareholding in LG Display on March 11, 2009 and subsequently no longer holds shares in LG Display.

Related-party transactions
In the normal course of business, Philips purchases and sells goods and services to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are conducted on terms comparable to transactions with third parties. At June 28, 2009, Philips’ related-party transactions for the year-to-date totaled EUR 19 million (6 months period ended June 29, 2008: EUR 351 million).

Provisions
On June 28, 2009, provisions amounted to EUR 2,910 million, compared to EUR 2,837 million at year-end 2008. This is an increase of EUR 73 million (2.6%), mainly related to pensions and termination benefits.

Pensions
In accordance with IAS 34, actuarial gains and losses are reported in the semi-annual report only if there have been significant changes in financial markets. We noticed narrowing credit spreads and a rise in expected inflation. The half-year estimates of gains and losses are limited to the principal plans, i.e. the defined-benefit pension plans in the Netherlands, the UK and the US, which together represent more than 90% of the defined-benefit pension assets and liabilities for the Group as a whole. Estimated changes in recognized prepaid pension costs are in accordance with IFRIC 14.
The changes in actuarial gains and losses are reported under Other comprehensive income (OCI) and against the respective balance sheet items as presented in the tables below:
Recognized in Other comprehensive income
in millions of euros

	Gross	Tax	Net

(Gain) / loss	1,569	(406)	1,163
Change in the effect of the cap on prepaid	812	(207)	605
Total	2,381	(613)	1,768
Recognized in Consolidated balance sheet
in millions of euros

June
2009
Other non-current assets	(1,983)
Deferred tax assets	613
Other non-current liabilities	(398)
Total	(1,768)
No actuarial gains and losses were booked for the first half-year of 2008.
The funded status of the principal plans is presented below:
in millions of euros

	December 31,	June 28,
	2008	2009

Funded status of principal plans	1,815	323

Unrecognized prior service cost	5	3
Unrecognized assets	(782)	(1,594)
Net balance sheet position	1,038	(1,268)

Classification of net Balance sheet
Prepaid under non-current assets	1,837	—
Accrued under non-current liabilities	(799)	(1,268)
	1,038	(1,268)

Inventories
On June 28, 2009, net inventories amounted to EUR 3,216 million, compared to EUR 3,371 million at year-end 2008. This is a decrease of EUR 155 million (4.6%). Adjusted for currency effects, this decrease is slightly higher (6.1%).

Equity-accounted investees
Results relating to equity-accounted investees include a gain of EUR 25 million on the partial reversal of an impairment charge related to our interest in TPV Technology Limited, which was recognized in December 2008. The reversal is supported by the improving outlook for the flat panel industry, which is also reflected in the recovery of TPV’s share price.

Subsequent events
Saeco International Group S.p.A.
Philips reached a binding agreement to acquire Saeco International Group S.p.A., a leading espresso machine manufacturer controlled by PAI partners. Closing of this acquisition requires certain regulatory approvals and is expected in Q3.